Filed by Double Eagle Acquisition Corp.

pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Double Eagle Acquisition Corp.

Commission File No.: 1-37552

Business Combination between Double Eagle and Williams Scotsman September 2017

Disclaimer Important Information About the Transaction and Where to Find It In connection with the proposed transaction described herein (the “Transaction”), Double Eagle intends to file a registration st atement on Form S - 4 (the “Registration Statement”) with the SEC, which will include a proxy statement/prospectus, that will be b oth the proxy statement to be distributed to holders of Double Eagle’s ordinary shares in connection with Double Eagle’s solicitation of proxies for the vote by Double Eagle’s share hol ders with respect to the Transaction and other matters as may be described in the Registration Statement, as well as the pros pec tus relating to the offer and sale of the securities to be issued in the Transaction. After the Registration Statement is declared effective, Double Eagle will mail a definitive proxy sta tement/prospectus and other relevant documents to its shareholders. Double Eagle’s shareholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus included in the Registration Statement and the amendments thereto and the definitive p rox y statement/prospectus, as these materials will contain important information about Williams Scotsman International, Inc., Do ubl e Eagle and the Transaction. The definitive proxy statement/prospectus will be mailed to shareholders of Double Eagle as of a record date to be establishe d f or voting on the Transaction. Shareholders will also be able to obtain copies of the proxy statement/prospectus and other doc ume nts filed with the SEC that will be incorporated by reference in the proxy statement/prospectus, without charge, once available, at the SEC’s web site at www.sec.gov, or by dire cti ng a request to: Double Eagle Acquisition Corp., 2121 Avenue of the Stars, Suite 2300, Los Angeles, California, Attention: El i B aker, Vice President, General Counsel and Secretary, (310) 209 - 7280. Participants in the Solicitation Double Eagle and its directors and executive officers may be deemed participants in the solicitation of proxies from Double E agl e’s shareholders with respect to the Transaction. A list of the names of those directors and executive officers and a descrip tio n of their interests in Double Eagle is contained in Double Eagle’s annual report on Form 10 - K for the fiscal year ended December 31, 2016, which was filed with the SEC and is available fr ee of charge at the SEC’s web site at www.sec.gov, or by directing a request to Double Eagle Acquisition Corp., 2121 Avenue o f t he Stars, Suite 2300, Los Angeles, California, Attention: Eli Baker, Vice President, General Counsel and Secretary, (310) 209 - 7280. Additional information regarding the intere sts of such participants will be contained in the proxy statement/prospectus for the Transaction when available. Williams Scotsman International, Inc. and its directors and executive officers may also be deemed to be participants in the s oli citation of proxies from the shareholders of Double Eagle in connection with the Transaction. A list of the names of such dir ect ors and executive officers and information regarding their interests in the Transaction will be included in the proxy statement/prospectus for the Transaction when available. Forward - Looking Statements This presentation includes “forward - looking statements” within the meaning of the “safe harbor ” provisions of the Private Securities Litigation Reform Act of 1995. Double Eagle’s and Williams Scotsman International, Inc .’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward looking statements as predictions of future events. Words such as “expect, ” “ estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “pr edi cts,” “potential,” “continue,” and similar expressions are intended to identify such forward - looking statements. These forward - looking statements include, without limitation, Double Eagle’s, Williams Scotsman International, Inc. ’s and TDR Capital LLP’s (acting in its capacity as investment fund manager, being together with its affiliates “TDR”) expectations with respect to future performance and anticipated financial impacts of the Transaction, the satisfaction of the closing conditions to the Transacti on and the timing of the completion of the Transaction. These forward - looking statements involve significant risks and uncertaintie s that could cause the actual results to differ materially from the expected results. Most of these factors are outside Double Eagle’s, Williams Scotsman International, Inc. ’s and TDR’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the occurr enc e of any event, change or other circumstances that could give rise to the termination of the definitive agreement for the Transaction (the “Transaction Agreement”), (2) the outcome of any lega l p roceedings that may be instituted against Double Eagle or Williams Scotsman International, Inc. following the announcement of th e Transaction Agreement and the transactions contemplated therein; (3) the inability to complete the Transaction, including due to failure to obtain approval of the share hol ders of Double Eagle or other conditions to closing in the Transaction Agreement; (4) delays in obtaining, adverse conditions co ntained in, or the inability to obtain necessary regulatory approvals or complete regulator reviews required to complete the transactions contemplated by the Transaction Agreement; (5) the risk that the Transaction disrupts current plans and operations as a result of the announcement and consummation of the Trans ac tion; (6) the ability to recognize the anticipated benefits of the Transaction, which may be affected by, among other things, competition, the ability of the combined company t o g row and manage growth profitably, maintain relationships with suppliers and obtain adequate supply of products and retain its ke y employees; (7) costs related to the Transaction; (8) changes in applicable laws or regulations; (9) the possibility that Williams Scotsman International, Inc. or the combined com pan y may be adversely affected by other economic, business, and/or competitive factors; and (10) other risks and uncertainties i ndi cated from time to time in the proxy statement/prospectus relating to the Transaction, including those under “Risk Factors” therein, and in Double Eagle’s other f ili ngs with the SEC. Double Eagle cautions that the foregoing list of factors is not exclusive. Double Eagle cautions readers no t t o place undue reliance upon any forward - looking statements, which speak only as of the date made. Double Eagle , Williams Scotsman International, Inc . and TDR do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward - looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based . Any investment made by a fund managed by TDR or any of its affiliates (a “TDR Fund”) will be made solely in accordance with t he legal documents relating to the relevant TDR Fund and not on the basis described in this presentation. Nothing in this presen tat ion gives rise to or is intended to give rise to any legal obligation on behalf of TDR, any TDR Fund, or any of its affiliates. No Offer or Solicitation This presentation shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Transaction. This presentation shall also not constitute an offer to sell or the solicitation of an offer to b uy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the se cur ities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requ ire ments of section 10 of the Securities Act of 1933, as amended. No Representation or Warranty None of Double Eagle, Williams Scotsman International, Inc. or any of their respective affiliates makes any representation or warranty as to the accuracy or completeness of the information co ntained in this presentation. The sole purpose of the presentation is to assist persons in deciding whether they wish to proceed with a further review of the Transaction and is not intended to be all - inclusive or to contain all the information that a person may desire in considering the Transaction. It is not intended to form the basis of any investment decision or any ot her decision in respect of the Transaction. Financial Information The financial information contained in this presentation has been taken from or prepared based on the historical financial st ate ments of Williams Scotsman International, Inc., without giving effect to the carve - out transaction described herein, for the per iods presented. An audit of these financial statements is in process and will be incorporated in the S - 4 filing. Use of Projections This presentation contains financial forecasts, including with respect to Williams Scotsman International, Inc.’s revenue, EBITDA and Adjusted EBITDA for 2017 and 2018. Neither Double Eagle’s nor Williams Scotsman International, Inc.’s independent auditors have audited, reviewed, compiled or p erf ormed any procedures with respect to the projections for the purpose of their inclusion in this presentation, and accordingly, neither of them expressed an opinion or provided any other form of assurance with respect thereto for the purpose of this presentation. The se projections are for illustrative purposes only and should not be relied upon as being necessarily indicative of future results. In this presentation, certain of the above - mentioned projected information has been provided for purposes of providing compariso ns with historical data. The assumptions and estimates underlying the prospective financial information are inherently uncert ain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those co nta ined in the prospective financial information. Projections are inherently uncertain due to a number of factors outside of Wil lia ms Scotsman International, Inc.’s control. Accordingly, there can be no assurance that the prospective results are indicative of future performance of Williams Scotsman International, Inc . o r the combined company after the Transaction or that actual results will not differ materially from those presented in the pr osp ective financial information. Inclusion of the prospective financial information in this presentation should not be regarded as a representation by any person that the results containe d i n the prospective financial information will be achieved. Industry and Market Data In this presentation, we rely on and refer to information and statistics regarding market participants in the sectors in whic h W illiams Scotsman International, Inc. competes and other industry data. We obtained this information and statistics from third - pa rty sources, including reports by market research firms and company filings . The matters referred to in this presentation may, in whole or in part, constitute inside information for the purposes of the EU Market Abuse Regulation (596/2014) (or equivalent legislation). Being in receipt of the presentation you agree you may be res tri cted from dealing in (or encouraging others to deal in) price sensitive securities. Use of Non - GAAP Financial Measures This presentation includes non - GAAP financial measures, including EBITDA, Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Gross Profit, Adjusted Operating Income and Operating Free Cash Flo w. Double Eagle, Williams Scotsman International Inc. and TDR believe that these non - GAAP measures are useful to investors for two principal reasons. First, they believe these measures assist investors in comparing performance over various reporting periods on a con sis tent basis by removing from operating results the impact of items that do not reflect core operating performance. Second, the se measures are used by Williams Scotsman’s board of directors and management to assess its performance and may (subject to the limitations descri bed below) enable investors to compare the performance of Williams Scotsman and the combined company to its competitors. Double E ag le, Williams Scotsman International Inc. and TDR believe that the use of these non - GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends. These non - GAAP measures should not be considered in isolation from, or as an alternative to, financial measures determined in accordance wit h GAAP. Other companies may calculate EBITDA, Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Gross Profit, Adjusted Operating Income, Operating Free Cash Flow and other non - GAAP financial measures differently, and therefore Williams Scotsman’s non - GAAP financial measures may not be directly comparable to similarly titled measures of other companies . For reconciliation of the non - GAAP measures used in this presentation, see “Reconciliation of Non - GAAP Measures” in the Append ix at the end of this presentation (the “Appendix”). 2

Transaction Overview

Investment in strong organic growth platform with >US$800m available for actionable consolidation

Double Eagle

Cash from the Trust Account; Founder Shares Rolling (1)

TDR Capital

Committed Capital

AMS MAN®

Cash Consideration + 10% Rollover Equity (2)

90% stake in WS

Carve-Out from:

ALGECO SCOTSMAN™

Purchase consideration (3): **US$1.1bn**

9.0x 2017 projected adjusted EBITDA (4, 5)

7.9x 2018 projected adjusted EBITDA (4, 5)

- ***New debt facility including ABL***
- ***Equity from Double Eagle***
- ***Equity commitment from TDR***
- ***10% minority interest retained by Algeco Group*** (2)

Note: Any commitment by a fund managed by TDR Capital LLP or its affiliates will be made solely on the basis of the legal documents relating to the relevant fund.

1. *All founder shares subject to an earn out structure whereby half vest when the post-closing share price increases by 25% over the US$10 share price, and the other half when the share price reaches US$15.*
2. *Algeco Group's minority interest will be reflected as 10% of the outstanding shares of common stock of Double Eagle's acquisition subsidiary. These shares will be exchangeable for shares of Double Eagle subject to certain restrictions and anti-dilution protections.*
3. *Purchase consideration and transaction multiples do not include transaction expenses or excess cash on balance sheet.*
4. *Adjusted EBITDA is a non-GAAP measure defined as net income (loss) before income tax expense, net interest expense, depreciation and amortization adjusted for non-cash items considered non-core to business operations including net currency losses, change in fair value of contingent considerations, goodwill and other impairment charges, restructuring costs and other non-recurring expenses. See Appendix for reconciliation to GAAP metric.*
5. *Projections reflect Adjusted EBITDA for periods presented including estimated standalone public company costs. Projections for 2017 reflect annualized estimate of standalone public company costs.*

3

Specialty Rental Services Market Leader in Modular Space & Portable Storage Solutions Compelling growth platform with substantial capital committed to accelerate organic growth and M&A Fast Growing Business with Strong Momentum and Visibility 1 US Adj. EBITDA (1) CAGR 2015 - 2018E; current run - rate underpins forecast 14% Share price performance in 21 months when public (3) 75% of new capital committed by TDR $500m ~ 3x EV / Adj. EBITDA discount to Mobile Mini (1, 4) despite faster Williams Scotsman growth Actionable opportunities to double in size and benefit from highly accretive synergies >2x Platform to Consolidate and Capture Meaningful Synergies 3 Successful Previous Public Company Track Record 4 Robust Balance Sheet to Accelerate Growth 2 Significant Multiple Upside to Key Peer 5 Note : Any commitment by a fund managed by TDR Capital LLP or its affiliates will be made solely on the basis of the legal documents re lating to the relevant fund. 1 Adjusted EBITDA is a non - GAAP measure defined as net income (loss) before income tax expense, net interest expense, depreciation and amortization adjusted for non - cash items considered non - core to business operations including net currency losses, change in fair value of contingent con siderations, goodwill and other impairment charges, restructuring costs and other non - recurring expenses . For a reconciliation of Adjusted EBITDA to net loss, see Appendix. 2 Assumes $490m of total debt and $125m of cash as well as 2017 projected Adjusted EBITDA of $122m . Inclusion of $38.2m of capital leases and other financings in the final transaction is currently under negotiation and will be determined prior to closing. Projections reflect Adjusted EBITDA for periods presented including estimated standalone public company costs. 3 Reflects period from September 2005 to June 2007 without giving effect to changes in company business, strategy, management, general economic or market conditions or oth er factors due to the passage of time. Past performance is not indicative of future results and should not be relied upon as suc h. 4 Source : Bloomberg as of 31 August 2017 . Williams Scotsman multiple reflects implied acquisition multiple (b ased on 2018 projected Adjusted EBITDA of $ 139m) and excludes transaction expenses. 4 3.0x Net debt / 2017 Projected Adj. EBITDA (1, 2)

Proven and Experienced Industry Veterans and Investors



- 22 years industry experience, including Chairman, President & CEO of Williams Scotsman from 1994-2010
- Served as Algeco Scotsman Non-Executive Chairman since April 2010
- Also Non-Executive Chairman of the FTI Consulting Board, as well as Director of Baker Corp. and Neff Corp.

Gerry Holthaus, *Chairman*

- Served as CEO & President of Williams Scotsman since January 2014
- Previously Chief Commercial and Strategy Officer of Novelis
- Held various positions at Cummins in product development, strategy and procurement in North America and Europe

Brad Soultz, *CEO & President*

- Served as CFO since October 2015; various Business Development roles since joining in 2012
- Previously Vice President at Sterling Partners, supporting mid-market PE investments and portfolio company operations
- Prior to Sterling, Associate at Banc of America Capital Investors

Tim Boswell, *CFO*



- Experienced media/communications investor and studio/network CEO, incl. Sony Pictures Entertainment and CBS
- Sponsor and President of Global Eagle and Silver Eagle
- Serves as Director of the Boards of Scripps Networks Interactive, Global Eagle and Videocon d2h

Jeff Sagansky, *CEO of Double Eagle* (1)

TDR Capital



- Founded TDR Capital with Manjit Dale in 2002
- Over 30 years of private equity, mezzanine and leveraged finance experience
- Previously Chairman of Algeco Europe

Stephen Robertson, *Founding Partner* (1)

TDR Capital



- Joined TDR Capital in June 2008
- 15 years of private equity and leveraged finance experience
- Day to day management of Algeco Scotsman investment since 2010

Gary Lindsay, *Partner* (1)

1 Individual not expected to hold a significant management role in post-transaction business.

5

Innovative Modular Space & Portable Storage Solutions

Established Brand with Strong Legacy of Innovation

Specialty rental services market leader providing modular space and portable storage solutions to diverse end markets across North America for over 60 years

- Revenue of US$428m in 2016 (1)
  - 85% from US
  - 90% of Adj. Gross Profit (2) from recurring leasing business
- >90 locations in US, Canada and Mexico
- Diverse customer base (>25,000)
- c.76,000 modular space and storage fleet units; representing over 34m sq. ft. with a gross book value of US$1.2bn (3)
- c.1,300 sales, service and support personnel in US, Canada and Mexico

Key Williams Scotsman Differentiating Attributes

1	"Ready to Work"	*Customers value our solutions; this continues to drive growth with highly accretive returns*
2	Scalable & Differentiated Operating Platform	*Proprietary management information systems and fleet management initiatives*
3	Higher Visibility into Future Performance	*Long-lived assets coupled with 35-month average lease durations (4)*

Unparalleled Depth and Breadth of Network Coverage



HQ (Baltimore)
WS Locations

942862_3.wor NY008MDX

Comprehensive Specialty Rental Fleet Offering (5)



Portable Storage Units 5%
VAPS 3%
Other Modular Space 14%
Ground Level Offices 2%
Flex 3%
Classrooms 8%
Mobile / Sales Offices 31%
Complexes 33%

1 Amounts from 2016 financials of Williams Scotsman, without giving effect to carve-out transaction.
2 Adjusted Gross Profit is a non-GAAP measure defined as Gross Profit excluding depreciation and amortization. See Appendix for a reconciliation to GAAP metric.
3 As of June 30, 2017.
4 Customer leases typically remain on rent more than 75% beyond their original minimum lease term, and our current lease portfolio as of June 30, 2017 has an average actual term of 35 months.
5 Percentages reflect proportion of Total Net Book Value.

6

7 Diversified End Market Exposure Specialty Rental Model With Growing Contribution From VAPS Fragmented Customer Base Revenue Largely Concentrated in the US 2016 Revenue by Customer SIC Code (1) 2016 Adj. Gross Profit Breakdown (2) 2016 Revenue Customer Concentration 2016 Revenue By Geography Commercial & Industrial 38% Construction 37% Education 10% Government 3% Healthcare 1% Energy & Natural Resources 11% Unit Lease Revenue 73% VAPS 15% Delivery & Installation 3% New & Used Rental Unit Sales 9% Top 10 8% Next 40 9% Remaining 25k Customers 83% United States 85% Other North America 15% Top 50 customers represent 17% of total revenue Note: Revenue from financial statements of Williams Scotsman without giving effect to the carve out. 1 2016 Revenue by Customer SIC Code for US and CAD only (representing 97% of total revenue). 2 Adjusted Gross Profit is a non - GAAP measure defined as Gross Profit excluding depreciation and amortization. See Appendix for a reconciliation to GAAP metric. 3 Other North America includes Canada, Mexico and Alaska . (3) Balanced and Diverse Exposure

Strong Underlying Market Fundamentals

Strong Momentum in Leading Demand Indicators



% CAGR
11.1%
5.7%
0.3%
4.7%
4.6%
10.3%
2014-2016
2016-2018E
US Non Residential Construction Starts (1)
N.A. Rental Equipment Industry Revenues (2)
WS US Adj. EBITDA (3)

Diverse End Markets [4] with Positive Demand Outlook



>50
Architectural Billing Index (ABI) >50 for 21 of the last 24 months
Construction starts (1) still
>30% below 2007 peak
$1tn
Planned U.S. Infrastructure Spend
Construction 37%
Education 10%
Gov't 3%
Healthcare 1%
Energy and Natural Resources 11%
Comm. & Indus. 38%

1 Q2 2017 US Dodge Data & Analytics Square Foot Starts Forecast / Historical Actuals.
2 American Rental Association / IHS Markit Forecast – July '17.
3 Adjusted EBITDA is a non-GAAP measure defined as net income (loss) before income tax expense, net interest expense, depreciation and amortization adjusted for non-cash items considered non-core to business operations including net currency losses, change in fair value of contingent considerations, goodwill and other impairment charges, restructuring costs and other non-recurring expenses. See Appendix for reconciliation to GAAP metric.
4 2016 Revenue by Customer SIC Code for US and CAD only (representing 97% of total revenue).

8

14% CAGR in Organic US Adj. EBITDA

AMS MAN

Growth accelerating since 2015, driven by strong pricing, delivery volumes / units on rent and VAPS momentum

Revenue [(1)] (US$m)



454
428
438
463
101
62
52
57
353
365
386
406
5% US CAGR
2015
2016
2017E
2018E

Adj. EBITDA [(1)] (US$m)



131
128
126
143
45
24
14
17
85
104
112
126
14% US CAGR
2015
2016
2017E
2018E

US Other North America [(2)]

- ***US is contributing ~90% of Adjusted EBITDA and growing organically at 14% CAGR***
- ***Growth driven by robust market demand, "Ready To Work" solutions, and pricing and capital management tools***
- ***Growth has been achieved despite cash constrained operating environment***
- ***Other North America segment offers upside as market recovers***
- ***With improved access to capital, WS can accelerate organic growth and pursue highly accretive acquisitions***

Note: 2015 and 2016 converted at actual rates. 2017 and 2018 at budgeted rates: 1.35 CAD/USD and 20 MXN/USD. VAPS defined as Value Added Products and Services.

1 Based on Williams Scotsman financials, without giving effect to estimated standalone public company costs or the carve-out transaction for 2015 and 2016; 2017 and 2018 projections based on Williams Scotsman financials, without giving effect to the carve-out. Adjusted EBITDA is a non-GAAP measure defined as net income (loss) before income tax expense, net interest expense, depreciation and amortization adjusted for non-cash items considered non-core to business operations including net currency losses, change in fair value of contingent considerations, goodwill and other impairment charges, restructuring costs and other non-recurring expenses. See Appendix for reconciliation to GAAP metric.

2 Other North America includes Canada, Mexico and Alaska.

9

AMR Growth Outperforming Closest Peer by >2x (3) ▪ Delivered rate growth of over 50%, driven equally by pricing and VAPS ▪ Embedded >US$40M revenue upside due to difference in average and delivered rates as units return and are redeployed ▪ Combination of VAPS and price management delivering clear outperformance vs. Mobile Mini US Modular Space (1) Delivered Rates Driven by VAPS & Pricing Source: WS internal financials and public company filings. 1 Excludes portable storage units. 2 L aunch of expanded VAPS program. 3 Average Monthly Rate (“AMR”) performance vs. peer from Q1 2013 – Q2 2017. 10 39% 17% Q1 13 Q1 17 >2.0x Average Monthly Rate / UOR LTM Average Monthly Rate / Unit Delivered VAPS Monthly Rental Rate 42 66 121 176 Q1 13 (2) Q2 17 385 404 535 621 +11% CAGR (VAPS: +26% CAGR) US$ Commercial Strategy Delivering Outperformance

11 Sales & Operating Planning (S&OP) Process  Monitor price & quoting performance  Publish weekly rate realization and discounting trends  Monitor individual rep performance Weekly  Re - optimize with new transactional data  Flag big price movements for review  Apply rate increases to UOR which are beyond initial contract term Monthly  Review large price movements by market  Make strategic adjustments based on utilization, management input and other business objectives Quarterly  Review segmentation and business constraints  Update sales territory plans Annually  Monitor pending orders  Manage fleet availability / movements  Manage work orders  Deliveries and returns  Units on rent and utilization  Condition of idle and returning fleet  Review demand, labor capacity, fleet constraints  Cash targets allocated to general managers  Set budget for following year  Prioritize growth opportunities Commercial Processes Capital Management Scalable & Differentiated Operating Platform

Overview of Specialty Rental Fleet Offering

	Model	Description	# of Units	Net Book Value (US$m)	% Total Net Book Value
	Mobile / Sales Office	• Modular units, maximum ease of installation and removal • Wide range of uses • Include: tile floors, AC/Heating, flexible partitions and toilet facilities	26,000	259	31%
	Complexes	• Two or more units combined into one structure • Interiors customized; uses include hospitals, golf pro-shops, larger offices	16,000	278	33%
	Classroom	• Standard double-width units • Adapted specifically for use by schools or universities • Include: teaching aids, AC/Heating, windows and toilet facilities	7,900	65	8%
	Flex	• Panelized and stackable offices offering flexibility in design • Allows customers to configure space to specific requirements; expand upward / outward by adding units	2,800	28	3%
	Ground Level Offices	• ISO-certified shipping containers converted for office use • Secure and weather resistant corrugated steel exteriors	2,400	18	2%
	Other Modular Space	• Other miscellaneous modular space solutions	3,200	114	14%
	Total Modular Space		58,300	762	92%
	Portable Storage Units	• Windowless storage products, typically used for secure storage space • Feature heavy exterior metals for security and water resistance	17,600	40	5%
	VAPS	• Serve to make modular space more productive, comfortable, secure and "ready to work" • Examples include furniture, steps, ramps, basic appliances, and internet connectivity devices	N/A	29	3%
	Total		75,900	831 [1]	100%

1 Based on June 30 2017 reporting.

12

VAPS Growth Activate surplus rentable idle fleet Activate idle un - rentable fleet through refurbishment Tuck - in M&A or other used fleet purchases VAPS Drive 25% Improvement in Unit IRR Opportunity for Capital Efficient Growth by Returning to Normalized Utilization Rate Highly Accretive Opportunities to Expand Fleet 1 2 3 Purchase new fleet when investment returns support -$40,000 -$20,000 $0 $20,000 $40,000 $60,000 $80,000 $100,000 $120,000 - 1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 IRR > 20% over 20 year unit life, with VAPS penetration lifting IRR to ~25% (1) Clear Priorities for Capital Allocation with a Focus on Highest Marginal ROI 13 1 Based on illustrative example of specific model type (60ft x 12ft mobile office). Cumulative Cash Flow with VAPS Cumulative Cash Flow with no VAPS Years Capital Investment Acquisition cost of ~$ 30K, incl. VAPS cost to equip unit of $2.4k Maintenance Mid - life refurbishment ~$ 9K Proceeds Realized residual values average 50% of original factory cost Rapid payback of 36 months Compelling Specialty Rental Unit Economics

Momentum Across Our Key Value Drivers

AMS MAN



Revenue
EBITDA Margin
Free Cash Flow
Capital Allocation
Units on Rent (Avg. fleet size x Fleet utilization)
Average Monthly Rates
Unit Rental Rates + VAPS Price & Penetration
New & Used unit sales
4-6% revenue growth (1)
Unit on Rent Growth (~70% flow through)
Average Monthly Rates
Unit Rental Rates (~95% flow through)
VAPS Price & Penetration (~80% flow through)
SG&A
+c.500bps projected adj. EBITDA margin expansion potential (2)
Capex priorities
Investment into VAPS
Refurbishment of existing units
Acquisitions of new / used units
Proceeds from rental unit sales
US$35-40m net maintenance capex (3)
Organic growth
Industry consolidation
Debt paydown / shareholder returns

5% ↑ in US Modular AMR = $11m ↑ revenue = $10M ↑ adj. EBITDA

1% ↑ in US Modular utilization = $3m ↑ revenue = $2M ↑ adj. EBITDA

14

1 Reflects US 2015-18E Revenue CAGR. Based on Williams Scotsman financials, without giving effect to estimated standalone public company costs or the carve-out transaction for 2015 and 2016; 2017 and 2018 projections based on Williams Scotsman financials, without giving effect to the carve-out.
2 Adjusted EBITDA Margin is a non-GAAP measure defined as net income (loss) before income tax expense, net interest expense, depreciation and amortization adjusted for non-cash items considered non-core to business operations including net currency losses, change in fair value of contingent considerations, goodwill and other impairment charges, restructuring costs and other non-recurring expenses, divided by Revenue. See Appendix for reconciliation to GAAP metric.
3 Net maintenance capex defined as the capital required to maintain the earnings base of the rental fleet, i.e. capital required to maintain current UOR and VAPs levels, net of proceeds from sales of rental units.

Through-the-Cycle Performance of Key Revenue Drivers



Investing in Growth
Maximizing FCF Generation post GFC (1)
Energy Market Expansion
Investing in Robust Demand Growth
Avg. US Mod. Leasing Rev (US$m):
~270
~240
~200
~240
Avg. Other NA Mod. Leasing Rev (US$m):
~30
~60
~90
~50
Avg. UOR:
~63k
~49k
~42k
~41k
Avg. WS Modular Space AMR (US$):
~365
~440
~510
~535
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017E
Mod. Leasing Revenue - US
Mod. Leasing Revenue - Other North America
Units On Rent
AMR

- Fleet size and utilization highly adaptable to prevailing market conditions
  - Fleet size can be reduced during an economic downturn to generate cash; utilization likely to trend higher as a result
- AMR expected to converge with delivered rates in the medium term and to grow with inflation in the long term

Source: Company. Note: Past results or business cycles are not indicative of future results and should not be relied upon as such.
1 Global Financial Crisis.

15

Significant Projected Adj. EBITDA Margin Expansion Potential

Revenue Growth Levers are Highly Accretive to Margin Evolution


29%
(1%)
28%
~200bps
~150bps
~150bps
~33%
~300-500bps
2017E Adj. EBITDA Margin (2, 3)
Standalone Public Company Cost Estimate
2017 Projected Adj. EBITDA Margin (1, 2, 4)
Average Monthly Rental Rate Increases
VAPS Rate and Penetration Growth
Utilization Gains
Potential Projected Adj. EBITDA Margin (1, 2, 4)
M&A Opportunity

- ***Meaningful margin expansion as units are redeployed at current pricing; ~95% of AMR increases convert to EBITDA [5]***
- ***>80% of VAPS revenue growth converts to EBITDA [5]***
- ***>70% of revenue from UOR growth converts to EBITDA [5]***
- ***M&A synergies highly accretive to margins given embedded operating leverage opportunity***

1 Projections reflect Adjusted EBITDA for periods presented including estimated standalone public company costs.
2 Adjusted EBITDA Margin is a non-GAAP measure defined as net income (loss) before income tax expense, net interest expense, depreciation and amortization adjusted for non-cash items considered non-core to business operations including net currency losses, change in fair value of contingent considerations, goodwill and other impairment charges, restructuring costs and other non-recurring expenses, divided by Revenue. See Appendix for reconciliation to GAAP metric.
3 Calculated based on full Williams Scotsman financials, without giving effect to the carve-out transaction or estimated standalone public company costs.
4 Projections for 2017 reflect annualized estimate of standalone public company costs.
5 EBITDA is a non-GAAP financial measure defined as net income (loss) before income tax expense (benefit), interest expense, depreciation and amortization. See Appendix for reconciliation to GAAP metric.

16

2017 Projected Adj. EBITDA to Operating Free Cash Flow Bridge


US$m
122
(8)
(7)
VAPS
(48)
Units
18
77
Net Maintenance Capex (4) US$35-40m
2017 Projected Adj. EBITDA (1, 2)
Rental Unit Sales Gross Profit
Maintenance Capex
Proceeds from Rental Unit Sales
Operating Free Cash Flow before Growth (3)

- ***Total Operating FCF before growth capex of US$77m*** (3)
- ***Expected level of net maintenance capex of US$35-40m*** (4)
- ***Proceeds from rental unit sales of US$18m***

17

1 Projections reflect Adjusted EBITDA for periods presented including estimated standalone public company costs. Projections for 2017 reflect annualized estimate of standalone public company costs.
2 Adjusted EBITDA is a non-GAAP measure defined as net income (loss) before income tax expense, net interest expense, depreciation and amortization adjusted for non-cash items considered non-core to business operations including net currency losses, change in fair value of contingent considerations, goodwill and other impairment charges, restructuring costs and other non-recurring expenses. See Appendix for reconciliation to GAAP metric.
3 Operating Free Cash Flow is a non GAAP measure defined as Adj. EBITDA excluding Rental Unit Sales Margin, less Net Capex. See Appendix for reconciliation to GAAP metric.
4 Net maintenance capital defined as the capital required to maintain the earnings base of the rental fleet; i.e. capital required to maintain current UOR and VAPs levels, net of proceeds from sales of rental units.

Flexibility to Manage Free Cash Flow Through Cycles



Investing in Growth
Maximizing FCF Generation post GFC (1)
Energy Market Expansion
Investing in Robust Demand Growth
Avg. Annual Op. FCF (US$m):
~75
~155
~90
~45
Avg. Annual Net Capex (US$m):
~120
~25
~55
~75
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017E
OpFCF (2)
Net Capex (3)

- ***Long-lived assets provide significant capex flexibility***
- ***Mainly discretionary capex; highly adaptable to prevailing market cycles***
- ***Cash flow remains resilient across the cycle, providing opportunities to invest when required***
- ***High degree of flexibility to alter mix between organic investment and M&A***
- ***U.S. is currently in a growth cycle; investing above maintenance levels from 2015-2018***

Source: Company. Note: Past results or business cycles are not indicative of future results and should not be relied upon as such.
1 Global Financial Crisis.
2 Operating Free Cash Flow is a non-GAAP measure defined as Adj. EBITDA excluding Rental Unit Sales Margin, less Net Capex. See Appendix for reconciliation to GAAP metric.
3 Calculated as Gross Capex, less proceeds from Rental Unit Sales.

18

Confidence in 2018 Projected Adj. EBITDA Delivery

2017E Adj. EBITDA Bridge to 2018 Projected Adj. EBITDA (1, 2)



US$m
2018 uplift from partial convergence of current AMR vs. delivered rates
126
(4)
122
11
3
3
139
+2% avg. UOR
+$38 increase on modular space AMR
2017E Adj. EBITDA(2, 3)
Standalone Public Company Cost Estimate
2017 Projected Adj. EBITDA(1, 2, 5)
Convergence in US Modular Space AMR
US Volume Growth
Other North America Segment(4)
2018 Projected Adj. EBITDA(1, 2)

- ***US Q2 modular space delivered rates (including VAPS) are 21% above current AMRs and 12% above AMR assumed for 2018E***
- ***US June UOR are within 2% of 2018 year-end estimate***
- ***Other North America segment stable with future upside potential***

1 Projections reflect Adjusted EBITDA for periods presented including estimated standalone public company costs.
2 Adjusted EBITDA is a non-GAAP measure defined as net income (loss) before income tax expense, net interest expense, depreciation and amortization adjusted for non-cash items considered non-core to business operations including net currency losses, change in fair value of contingent considerations, goodwill and other impairment charges, restructuring costs and other non-recurring expenses. See Appendix for reconciliation to GAAP metric.
3 Calculated based on full Williams Scotsman financials, without giving effect to the carve-out transaction or estimated standalone public company costs.
4 Other North America includes Canada, Mexico and Alaska.
5 Projections for 2017 reflect annualized estimate of standalone public company costs.

19

Substantial Capital Available to Accelerate Growth

AMS MAN

Sources	US$m	%
EAGL Cash in Trust [1]	500.0	39.2%
Algeco Group Rollover Equity [2]	78.5	6.2%
New Debt [3]	490.0	38.4%
TDR Equity (new cash) [4]	206.5	16.2%
Total Sources	**1,275.0**	**100.0%**

Uses	US$m	%
Cash to Algeco Group	1,021.5	80.1%
Algeco Group Rollover Equity [2]	78.5	6.2%
Cash on Balance Sheet	125.0	9.8%
Illustrative Transaction Fees	50.0	3.9%
Total Uses	**1,275.0**	**100.0%**

Additional Growth Capital	US$m	%
Additional TDR Capital Commitment	293.5	35.4%
ABL Facility Headroom	410.0	49.5%
Excess Cash on Balance Sheet	125.0	15.1%
Total Additional Sources of Capital	**828.5**	**100.0%**

Up to US$500m commitment from TDR

US$900m new debt financing commitments; US$410m undrawn ABL headroom

Well Capitalized with Low Leverage (3.0x) [5]; >US$800m of Dry Powder for Growth

See Appendix for further detail. Note: Any commitment by a fund managed by TDR Capital LLP or its affiliates will be made solely on the basis of the legal documents relating to the relevant fund.

1. *DEAC equity contribution assumes no redemptions of public shares.*
2. *Reflects shares of common stock of Double Eagle's acquisition subsidiary. Shares will be exchangeable for shares of Double Eagle subject to certain restrictions and anti-dilution protections.*
3. *US$900m debt committed by banks (including an ABL of US$600m) of which $490m will be funded at closing. Inclusion of $38.2m of capital leases and other financings in the final transaction is currently under negotiation and will be determined prior to closing.*
4. *TDR will contribute US$206.5m in DEAC (or a higher amount based on the terms of the agreement) at US$9.60 per share and any future investments post closing will be at US$10 per share.*
5. *Assumes US$490m of total debt and US$125m of cash as well as 2017 Projected Adj. EBITDA of US$122m. Inclusion of $38.2m of capital leases and other financings in the final transaction is currently under negotiation and will be determined prior to closing. Projections reflect annualized estimate of standalone public company costs.*

20

Market Primed for Consolidation

AMS MAN

Fragmented Markets Present Multiple Actionable M&A Opportunities



Remainder:
Highly Diversified
Top 2 Players:
c.33% of market
ModSpace
Next 8 Players:
c.33% of market

Total Addressable Market of over $5bn+ (1)

WS Platform Capable of Integrating Targets of all Sizes

	EBITDA Scale	Commentary
National		• WS announced combination with Modspace in 2016 [(2)] • Modspace subsequently filed for and has emerged from bankruptcy
Regional		• Next 8 regional players represent ~33% of U.S. market • Multiple private equity and family owned companies
Local		• Remaining ~33% of U.S. market highly diversified • WS actively tracking 60 local players averaging <1,000 UOR • Typically privately owned

Source: Dodge PIP Data, NA financial data, internal analysis for 2017 budget process.
1 Includes modular office and storage markets.
2 Acquisition agreement was terminated prior to completion.

21

 “Plug and Play” VAPS Strategy  Pricing Tools  Operating Platform Cost Synergy Categories Commercial Convergence 22 Cost Synergies Commercial Convergence Illustrative Synergy Case 25% 50% 25 % Real Estate Headcount Economies of Scale Post - Synergy Multiple Reduction due to Operating Leverage Post- Synergy EBITDA Target EBITDA +c.50% 1 EBITDA is a non - GAAP financial measure defined as net income (loss) before income tax expense (benefit), interest expense, depreciation and amorti zat ion. See Appendix for reconciliation to GAAP metric. (1) Significant Uplift in EBITDA through Synergies

70 90 110 130 150 170 190 Sep-05 Dec-05 Mar-06 Jun-06 Sep-06 Dec-06 Mar-07 Jun-07 +75% +46% Stock price performance prior to Algeco Acquisition Outperform vs S&P 500 Indexed to 100 +27% +46% x2 Revenue Uplift (1) +25% Adjusted EBITDA Uplift (1)(2) +47% Share Price Performance Before Take Private +75% $2.2bn acquisition by Algeco announced 21 Months as a listed company 23 Source: FactSet. Note: r eflects period from September 2005 to June 2007 without giving effect to changes in company business, strategy, management, general economic or market conditions or other factors due to the passage of time. Past performance is not indicative of future results and should not be relied upon as such . 1 Financial Performance for Period Q3 2005 – Q2 2007. 2 Adjusted EBITDA is a non - GAAP measure defined as net income (loss) before income tax expense, net interest expense, depreciation and amortization adjusted for non - cash items considered non - core to business operations including net currency losses, change in fair value of contingent considerations, goodwill and other impairment charges, restructuring cost s a nd other non - recurring expenses . See Appendix for reconciliation to GAAP metric. Successful Previous Public Company Track Record

Significant Valuation Upside to Key Peer Mobile Mini

Significant Multiple Expansion Potential

2018E EV / Projected Adj. EBITDA (1, 2)


8.3x (1)
11.1x (3)

Growing Significantly Faster Than Mobile Mini

2016A – 2018E Adj. EBITDA (2) Growth CAGR


5.6%
3.1% (3)

- ***Similar specialty rental model with long-lived assets***
- ***Williams Scotsman has a number of clear differentiators:***
  - ***Purer play on US economic growth story***
  - ***Faster organic growth due to superior pricing increases and successful VAPS strategy***
  - ***Significantly greater M&A potential***
  - ***Strong visibility for Adj. EBITDA margin (4) expansion***

1 Projections reflect Adjusted EBITDA for periods presented including estimated standalone public company costs. Williams Scotsman multiple reflects implied acquisition multiple, excludes transaction expenses and assumes no redemptions (US$500m in trust). See Appendix for further detail.
2 Adjusted EBITDA is a non-GAAP measure defined as net income (loss) before income tax expense, net interest expense, depreciation and amortization adjusted for non-cash items considered non-core to business operations including net currency losses, change in fair value of contingent considerations, goodwill and other impairment charges, restructuring costs and other non-recurring expenses. See Appendix for reconciliation to GAAP metric.
3 Source: Bloomberg as of 31 August 2017.
4 Adjusted EBITDA Margin is a non-GAAP measure defined as net income (loss) before income tax expense, net interest expense, depreciation and amortization adjusted for non-cash items considered non-core to business operations including net currency losses, change in fair value of contingent considerations, goodwill and other impairment charges, restructuring costs and other non-recurring expenses, divided by Revenue. See Appendix for reconciliation to GAAP metric.

24

Attractive Model and Compelling Growth Opportunity

Driver	Metric
✓ Contracted Revenue with Meaningful Rate Upside	**35 Months** *Average Duration of Contracts* [(1)]
✓ Strong Momentum in Core US Business	**14%** *2015-18 Adj. EBITDA* [(2)] *CAGR*
✓ Margin Uplift from Market Leadership and Commercial Excellence	**30%** *2018 Projected Adj. EBITDA Margin* [(3)]
✓ Attractive Returns and Rapid Payback Period	**>20%** *IRR over 20 yr unit life*
✓ Robust Cash Generation given High Capex Flexibility	**36 Months** *Payback period incl. VAPS*

1. Customer leases typically remain on rent more than 75% beyond their original minimum lease term, and our current lease portfolio as of June 30, 2017 has an average actual term of 35 months.
2. Adjusted EBITDA is a non-GAAP measure defined as net income (loss) before income tax expense, net interest expense, depreciation and amortization adjusted for non-cash items considered non-core to business operations including net currency losses, change in fair value of contingent considerations, goodwill and other impairment charges, restructuring costs and other non-recurring expenses. See Appendix for reconciliation to GAAP metric.
3. Projections reflect Adjusted EBITDA for periods presented including estimated standalone public company costs. Adjusted EBITDA Margin is a non-GAAP measure defined as net income (loss) before income tax expense, net interest expense, depreciation and amortization adjusted for non-cash items considered non-core to business operations including net currency losses, change in fair value of contingent considerations, goodwill and other impairment charges, restructuring costs and other non-recurring expenses, divided by Revenue. See Appendix for reconciliation to GAAP metric.

25

Additional Operating and Financial Information

Strong Momentum in Leading Revenue Indicators 1H 2016 1H 2015 Note: Delivery and Net UOR Growth metrics refer to Modular Space only. 1 UOR – Units on Rent. Note: Other North America includes Canada, Mexico and Alaska. US Other North America ▪ US leading revenue indicators are at their strongest levels since 2005 ▪ Other North America indicators denote stabilization of performance; UOR (1) growth of 294 units through June 27 Deliveries Net UOR (1) Growth 1H 2017 11,626 +11% 10,518 10,938 935 754 - 112 +9% 2,497 2,293 2,752 - 417 +683 294 - 389 +1,047

Modular Space Units on Rent and Utilization Rates 28 ▪ Q2 US modular space UOR at highest level in the last three years, highlighting robust demand outlook ▪ Utilization rates increasing but with significant headroom for further growth vs. historical levels ▪ For Other North America segment, Q2 17 was the first quarter to show a sequential Q - o - Q increase in the number of modular space UOR since 2014 Note : Other North America includes Canada, Mexico and Alaska. Modular Space – US Modular Space – Other North America 34,356 34,863 35,568 35,819 35,245 35,205 35,552 35,602 35,074 35,780 Q1 15 Q1 16 Q1 17 Q2 15 Q2 16 Q2 17 Q3 15 Q3 16 Q4 15 Q4 16 70.8% 72.3% 68.7% 71.5% 73.8% 71.7% 72.7% 71.8% 73.1% 7,013 6,846 6,694 6,342 5,844 5,641 5,287 4,972 4,813 4,901 Q1 15 Q1 16 Q1 17 Q2 15 Q2 16 Q2 17 Q3 15 Q3 16 Q4 15 Q4 16 69.5% 58.5% 48.9% 67.8% 56.9% 50.0% 66.4% 53.5% 63.3% 50.4% 67.0% % Utilization (%) Average # Units on Rent Average # Units on Rent

Cost / Profitability Overview 29 ▪ Gross margin in US Leasing and Services positively impacted by strong pricing environment, including VAPS ▪ Gross margin in Other North America seen as stabilizing at a similar level to that of the US ▪ Increase in SG&A as a % of revenue driven by revenue decline in Other North America, partly offset by cost reduction and embedded operating leverage potential SG&A (3) Adj. Gross Profit % (1) by Segment 70% 71% 75% 24% 23% 39% 89% 84% 84% 45% 23% 27% 0% 20% 40% 60% 80% 100% 2014A 2015A 2016A US Leasing & Services US Sales Other North America Leasing & Services Other North America Sales 1 Adjusted Gross Profit is a non - GAAP measure defined as Gross Profit excluding depreciation and amortization. See Appendix for a reconciliation to GAAP metric . 2 Other North America includes Canada, Mexico and Alaska . 3 S elling , general, and administrative (“SG&A”) expense includes all costs associated with selling efforts, including marketing costs and salaries and benefits, including commissions of sales personnel. It also includes overhead costs, such as salaries of administrative and corporate personnel and the leasing of facilities. The company anticipates standalone public company costs going forward of ~US$4m per year, which would increase SG&A as a percentage of revenue by 80 - 100bps . US$m % % Revenue 54% 54% 56% 23% 23% 39% 80% 76% 74% 25% 22% 27% 2014 2015 2016 (2) (2) 108 112 110 2014 2015 2016 21.3% 24.6% 25.7%

$35 – $40M Net Maint. Capex 11 47 35 44 39 53 16 28 9 15 14 16 (25) (16) (22) (18) 34 99 42 71 2014 2015 2016 2017E Refurbishments New Fleet VAPS Proceeds from Rental Unit Sales Net Fleet Capex (US$m) 30 Net Fleet Capex (1) Analysis Historical Net Capital Expenditure Evolution ▪ Priority given to VAPS capex given strong growth potential, superior returns and incremental margin delivery ▪ Refurbishment is a key part of fleet management strategy and unique to modular space rental ▪ Highly capital efficient source of growth by extending useful asset lives ▪ Fleet investment above maintenance investment levels driving US modular space UOR growth in 2015 and 2017 Note: Excludes non - fleet capex. 1 Calculated as Gross Capex excluding non - fleet capex, less proceeds from Rental Unit Sales. 34,266 35,269 35,069 35,839 US Modular Space UOR: (1)

Summary P&L, Balance Sheet & Cash Flow Items

AMS MAN

Key Profit & Loss Items (US$m) [1]	2014	2015	2016	1H 2016	1H 2017
Leasing and Services					
Modular Leasing	309	301	284	143	142
Modular Delivery and Installation	83	83	82	40	42
Sales					
New Units	88	54	39	19	15
Rental Units	25	16	22	11	11
Total Revenues	**505**	**454**	**428**	**213**	**210**
Gross Profit	**200**	**164**	**169**	**88**	**78**
Adjusted EBITDA [2]	**159**	**131**	**128**	**67**	**56**
D&A	(74)	(86)	(76)	(38)	(37)
Adjusted Operating Income [3]	**85**	**45**	**52**	**29**	**18**
Key Cash Flow & Balance Sheet Items (US$m)					
Capex for Rental Fleet	**59**	**114**	**64**	**28**	**50**
Net Book Value [4]	**840**	**833**	**815**	**826**	**831**

Following the carve-out from Algeco Scotsman, WS will retain approximately $500m of tax assets with which to offset future US cash taxes. Assets are subject to Section 382 limitations but are expected to result in no material U.S. Federal income cash taxes in the mid-term

31

1 Based on financial statements of Williams Scotsman, without giving effect to the carve-out.
2 Adjusted EBITDA is a non-GAAP measure defined as net income (loss) before income tax expense, net interest expense, depreciation and amortization adjusted for non-cash items considered non-core to business operations including net currency losses, change in fair value of contingent considerations, goodwill and other impairment charges, restructuring costs and other non-recurring expenses. See Appendix for reconciliation to GAAP metric.
3 Adjusted Operating Income is a non-GAAP measure defined as Adjusted EBITDA less depreciation and amortization. See Appendix for reconciliation to GAAP metric.
4 Reflects Net Rental Equipment.

Summary P&L & Cash Flow Items: Modular – US

Key Profit & Loss Items (US$m) [1]	2014	2015	2016	1H 2016	1H 2017
Leasing and Services					
Modular Leasing	211	225	238	117	126
Modular Delivery and Installation	70	72	74	36	38
Sales					
New Units	59	43	35	17	13
Rental Units	19	12	18	9	9
Total Revenues	**358**	**353**	**365**	**180**	**186**
Gross Profit	**115**	**108**	**139**	**70**	**70**
Adjusted EBITDA [2]	**84**	**85**	**104**	**52**	**50**
D&A	(59)	(71)	(63)	(31)	(31)
Adjusted Operating Income [3]	**25**	**14**	**41**	**21**	**19**
Key Cash Flow Items (US$m)					
Capex for Rental Fleet	**22**	**98**	**60**	**26**	**48**

1 Based on financial statements of Williams Scotsman, without giving effect to the carve-out.
2 Adjusted EBITDA is a non-GAAP measure defined as net income (loss) before income tax expense, net interest expense, depreciation and amortization adjusted for non-cash items considered non-core to business operations including net currency losses, change in fair value of contingent considerations, goodwill and other impairment charges, restructuring costs and other non-recurring expenses. See Appendix for reconciliation to GAAP metric.
3 Adjusted Operating Income is a non-GAAP measure defined as Adjusted EBITDA less depreciation and amortization. See Appendix for reconciliation to GAAP metric.

32

Summary P&L & Cash Flow Items: Modular – Other North America

AMS MAN

Key Profit & Loss Items (US$m) (1)	2014	2015	2016	1H 2016	1H 2017
Leasing and Services					
Modular Leasing	98	76	46	26	16
Modular Delivery and Installation	13	11	8	4	4
Sales					
New Units	29	11	4	2	2
Rental Units	6	3	4	2	2
Total Revenues	**147**	**101**	**62**	**34**	**24**
Gross Profit	**85**	**56**	**30**	**18**	**8**
Adjusted EBITDA (2)	**75**	**45**	**24**	**15**	**6**
D&A	(15)	(14)	(13)	(7)	(6)
Adjusted Operating Income (3)	**60**	**31**	**11**	**8**	**(1)**
Key Cash Flow Items (US$m)					
Capex for Rental Fleet	**38**	**16**	**4**	**2**	**2**

1 Based on financial statements of Williams Scotsman, without giving effect to the carve-out.
2 Adjusted EBITDA is a non-GAAP measure defined as net income (loss) before income tax expense, net interest expense, depreciation and amortization adjusted for non-cash items considered non-core to business operations including net currency losses, change in fair value of contingent considerations, goodwill and other impairment charges, restructuring costs and other non-recurring expenses. See Appendix for reconciliation to GAAP metric.
3 Adjusted Operating Income is a non-GAAP measure defined as Adjusted EBITDA less depreciation and amortization. See Appendix for reconciliation to GAAP metric.

33

Appendix: Reconciliation of Non-GAAP Measures

AMS MAN

US$m	2014			2015			2016			2017E			2018E		
	Modular - US	Modular - Other North America	Total WS	Modular - US	Modular - Other North America	Total WS	Modular - US	Modular - Other North America	Total WS	Modular - US	Modular - Other North America	Total WS	Modular - US	Modular - Other North America	Total WS
Non-GAAP Measures Reconciliation															
Gross profit (loss)	**115**	**85**	**200**	**108**	**56**	**164**	**139**	**30**	**169**	**151**	**18**	**169**	**161**	**22**	**183**
Depreciation of rental equipment	53	14	67	65	13	78	57	12	69	57	12	69	62	12	74
Adjusted Gross Profit	**168**	**98**	**267**	**173**	**69**	**242**	**196**	**42**	**238**	**208**	**29**	**238**	**224**	**33**	**257**
Selling, general and administrative expense	84	24	108	88	24	112	92	18	110	96	16	112	97	17	114
Depreciation and amortization	59	15	74	71	14	86	63	13	76	63	12	75	68	13	80
Adjusted Operating Income	**25**	**60**	**85**	**14**	**31**	**45**	**41**	**11**	**52**	**49**	**1**	**51**	**59**	**4**	**63**
Depreciation and amortization	59	15	74	71	14	86	63	13	76	63	12	75	68	13	80
EBITDA	**84**	**75**	**159**	**85**	**45**	**130**	**104**	**24**	**128**	**112**	**14**	**126**	**126**	**17**	**143**
Adjustments:															
Non-recurring Professional Fees	0	(0)	(0)	0	0	1	0	0	0	0	0	0	0	0	0
Other	(0)	0	0	(0)	0	0	0	0	0	0	0	0	0	0	0
Adjusted EBITDA	**84**	**75**	**159**	**85**	**45**	**131**	**104**	**24**	**128**	**112**	**14**	**126**	**126**	**17**	**143**
Gross Profit on Sale of Rental Units	(6)	(2)	(8)	(4)	(1)	(5)	(10)	(1)	(11)	(7)	(1)	(8)	(5)	(1)	(6)
Total Capex	(26)	(39)	(65)	(103)	(17)	(120)	(62)	(4)	(66)	(89)	(4)	(93)	(81)	(4)	(85)
Proceeds from Rental Unit Sales	19	6	25	12	3	16	18	4	22	15	4	18	13	3	16
Net Capex	**(8)**	**(33)**	**(41)**	**(90)**	**(14)**	**(104)**	**(44)**	**0**	**(44)**	**(74)**	**(0)**	**(75)**	**(68)**	**(1)**	**(69)**
Operating Free Cash Flow (OpFCF)	**70**	**40**	**110**	**(9)**	**31**	**22**	**49**	**24**	**73**	**31**	**12**	**43**	**54**	**15**	**68**
Adjusted EBITDA (A)	**84**	**75**	**159**	**85**	**45**	**131**	**104**	**24**	**128**	**112**	**14**	**126**	**126**	**17**	**143**
Total Revenue (B)	**358**	**147**	**505**	**353**	**101**	**454**	**365**	**62**	**428**	**386**	**52**	**438**	**406**	**57**	**463**
Adjusted EBITDA Margin % (=A/B)	**23%**	**51%**	**31%**	**24%**	**45%**	**29%**	**28%**	**39%**	**30%**	**29%**	**26%**	**29%**	**31%**	**29%**	**31%**
Projected Items															
Adjusted EBITDA	**84**	**75**	**159**	**85**	**45**	**131**	**104**	**24**	**128**	**112**	**14**	**126**	**126**	**17**	**143**
Standalone public company costs										4	-	4	4	-	4
Projected Adj EBITDA (C)										**108**	**14**	**122**	**122**	**17**	**139**
Projected Adjusted EBITDA Margin % (=C/B)										**28%**	**26%**	**28%**	**30%**	**29%**	**30%**

34

Appendix: Reconciliation of Williams Scotsman International, Inc. Operating Profit to Segment Gross Profit

AMS MAN

US$m	2014					2015					2016				
	Modular - US	Modular - Other North America	Remote Accom. [1]	AS Corp. Adjustments / Eliminations	Consolidated	Modular - US	Modular - Other North America	Remote Accom. [1]	AS Corp. Adjustments / Eliminations	Consolidated	Modular - US	Modular - Other North America	Remote Accom. [1]	AS Corp. Adjustments / Eliminations	Consolidated
Reconciliation of Williams Scotsman International, Inc. Operating Profit to Segment Gross Profit															
Operating profit/(loss)					(17)					(30)					45
Adjustments:															
Selling, general and administrative expense					162					152					153
Other depreciation and amortization					33					29					14
Impairment losses on goodwill & other intangibles					0					119					6
Impairment losses on rental equipment and PP&E					3					0					0
Restructuring costs					1					9					3
Currency (losses) gains, net					18					12					13
Change in fair value of contingent considerations					49					(51)					(5)
Other expense, net					1					1					1
Gross profit (loss)	**115**	**85**	**50**	**(1)**	**249**	**108**	**56**	**78**	**(0)**	**242**	**139**	**30**	**61**	**0**	**230**

1 In connection with this transaction, prior to the closing, Algeco will carve-out the remote accommodations business from Williams Scotsman International, Inc. and transfer it to another Algeco entity. The remote accommodations business will not be part of Williams Scotsman on a going forward basis.

35

Appendix: Illustrative Transaction Framework

AMS MAN

Transaction Assumptions

- US$1,100m purchase consideration
  - US$1,021.5m cash consideration
  - US$78.5m roll-over equity to Algeco Group (10.0%) (1)
- US$490m debt assumed drawn at close, of US$900m total debt commitments (2)
- Cash to balance sheet of US$125m
- Deal expenses of US$50m
- Total TDR equity commitment of US$500m

Upfront TDR commitment:

- Minimum US$206.5m investment plus additional up to US$250m to backstop redemptions
- Issue price of $9.60 / share

Future TDR commitment:

- Company call on balance of US$43.5 – 293.5m to support M&A opportunities, issued at $10.00 / share

- 100% of EAGL founder shares subject to earnout (3)
  - 6.21m founder shares vest at $12.50 and the remaining 6.21m founder shares vest at $15.00 (4)
- 34.75m total shares underlying EAGL warrants with a strike price of $11.50, with public warrants callable at $18.00

Transaction Sources & Uses

Sources (US$m)	
EAGL Cash in Trust (5)	500.0
Algeco Group Rollover Equity (1)	78.5
New Debt (2)	490.0
TDR Equity (new cash) (6)	206.5
Total sources	**1,275.0**

Uses (US$m)	
Cash to Algeco Group	1,021.5
Algeco Group Rollover Equity (1)	78.5
Cash on Balance Sheet	125.0
Illustrative Transaction Fees	50.0
Total uses	**1,275.0**

36

1 Represents value of Algeco Group's 10% unlisted minority interest in an interim HoldCo. Algeco Group's ownership will not be diluted by additional equity issuance pursuant to the founder share earnout and net shares underlying all warrants, as further described in the SPA.
2 US$900m debt committed by banks (including an ABL of US$600m) of which $490m will be funded at closing. Inclusion of $38.2m of capital leases and other financings in the final transaction is currently under negotiation and will be determined prior to closing.
3 Excluding 75,000 independent Director shares.
4 Allocated between the Founder Group and TDR, as described in the SPA.
5 DEAC equity contribution assumes no redemptions of public shares.
6 TDR will contribute US$206.5m in DEAC (or a higher amount based on the terms of the agreement) at US$9.60 per share and any future investments post closing will be at US$10 per share.

Appendix: Implied Public Market Valuation at $10 Pricing

AMS MAN

Implied TEV and transaction multiples at different Cash in Trust levels

TDR backstop up to US$456.5m at a 4% discount

US$m	**No redemptions (US$500m in trust)**	**Maximum redemptions (US$250m in trust)** [1]
EAGL public shares	50.0 *(63%)*	25.0 *(31%)*
Initial shares issued to TDR at $9.60 per share	21.5 *(27%)*	47.6 *(59%)*
Algeco Group minority interest retained [2]	7.9 *(10%)*	7.9 *(10%)*
Total shares at closing [3]	**79.4**	**80.5**
Market cap at $10.00 per share [4]	$794	$805
Net debt [5]	$365	$365
TEV	**$1,159**	**$1,170**
Pro forma TEV / 2017 Projected Adj. EBITDA [6]	9.5x	9.6x
Pro forma TEV / 2018 Projected Adj. EBITDA [6]	8.3x	8.4x

1 Redemptions are based on the original unit price of $10.00 per unit, before the effect of interest earned in the trust account.
2 Represents shares that will be issued in exchange for Algeco Group's 10% unlisted minority interest in an interim HoldCo. Algeco Group's ownership will not be diluted by additional equity issuance pursuant to the founder share earnout and net shares underlying all warrants, as further described in the SPA.
3 Including 75,000 founder shares issued to Independent Directors.
4 Based on original unit price of $10.00 per unit, before effect of interest earned in the trust account.
5 Assumes $490m of total debt and $125m of cash. Inclusion of $38.2m of capital leases and other financings in the final transaction is currently under negotiation and will be determined prior to closing.
6 Projections reflect Adjusted EBITDA for periods presented including estimated standalone public company costs. Projections for 2017 reflect annualized estimate of standalone public company costs. Adjusted EBITDA is a non-GAAP measure defined as net income (loss) before income tax expense, net interest expense, depreciation and amortization adjusted for non-cash items considered non-core to business operations including net currency losses, change in fair value of contingent considerations, goodwill and other impairment charges, restructuring costs and other non-recurring expenses. See Appendix for reconciliation to GAAP metric.

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Appendix : Ownership at Various Prices Assuming No Redemptions 38 1 Share ownership includes shares outstanding at closing, vesting of founder shares, and net shares underlying warrants using t he treasury stock method . 2 Other shareholdings includes shares and net shares underlying warrants owned by the Founder Group, Algeco Group, TDR, and Independent Directors. Algeco Group’s ownership will not be diluted by additional equity issuance pursuant to the founder share earnout and net shares underlying all warrants, as further described in the SPA. US$m $10.00 $12.50 $15.00 $18.00 Net s hare ownership (1) Public shareholders (including shares and net shares underlying warrants) 50.0 (63%) 52.0 (58%) 55.8 (55%) 59.0 (55%) All other shareholdings (2) 29.4 (37%) 37.5 (42%) 46.5 (45%) 48.3 (45%) Total net shares outstanding 79.4 89.5 102.4 107.3 Market capitalization $ 794 $ 1,119 $ 1,535 $ 1,931 At Closing